

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2019

Denise Lindsay
Executive Vice President/Chief Financial Officer
Meridian Corporation
9 Old Lincoln Highway
Malvern, PA 19335

> **Re: Meridian Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed April 1, 2019**
> **Form 10-Q for the Period Ended June 30, 2019**
> **Filed August 14, 2019**
> **File No. 000-55983**

Dear Ms. Lindsay:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance